Exhibit (a)(1)(F)

PRESS RELEASE

P.A.M. Transportation Services, Inc. Commences Self Tender Offer to Purchase up to 600,000 Shares

Tontitown, Arkansas, December 2, 2013….. P.A.M. Transportation Services, Inc. (NASDAQ: PTSI) today announced the commencement of a modified “Dutch auction” tender offer to purchase up to 600,000 shares, or about 6.9%, of its outstanding common stock using available cash, cash equivalents and short-term investments, at a price of not less than $19.00 and not more than $21.00 per share. The tender offer will expire at 12:00 Midnight, Eastern Time, on December 30, 2013, unless extended or withdrawn.  The Board of Directors determined that it is in the Company’s best interest to repurchase shares at this time given P.A.M.’s cash position and stock price.  The Company anticipates that the tender offer will be deemed closed in calendar year 2013.

A modified “Dutch auction” tender offer allows stockholders to indicate how many shares and at what price(s) they wish to tender their shares within the specified price range. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest price per share within the range that will allow it to purchase up to 600,000 shares of its common stock, or a lower amount depending on the number of shares properly tendered and not properly withdrawn. Stockholders whose shares are purchased in the offer will receive the determined purchase price per share in cash, without interest, after the expiration of the offer period, subject to the conditions of the tender offer, including the provisions relating to proration. All shares tendered at prices higher than the purchase price will not be purchased and will be promptly returned to stockholders. The tender offer is not conditioned upon any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions. Specific instructions and an explanation of the terms and conditions of the tender offer are contained in the Offer to Purchase and related materials that are being mailed to stockholders.

P.A.M. Transportation has retained Computershare Trust Company, N.A. as the depositary for the tender offer and Georgeson Inc., as the information agent.

Copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery are being mailed to the Company’s stockholders. Additional copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at the Company’s expense from the information agent at (866) 482-4943 (toll free) or (800) 223-2064 (banks and brokers). Questions regarding the tender offer should be directed to the information agent at (866) 482-4943 (toll free) or (800) 223-2064 (banks and brokers).

P.A.M. Transportation Services, Inc. is a leading truckload dry van carrier transporting general commodities throughout the continental United States, as well as in the Canadian provinces of Ontario and Quebec. The Company also provides transportation services in Mexico through its gateways in Laredo and El Paso, Texas under agreements with Mexican carriers.

Certain Information Regarding the Tender Offer

The information in this press release describing P.A.M. Transportation’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of P.A.M. Transportation’s common stock in the tender offer. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that P.A.M. Transportation is distributing to its stockholders, as they may be amended or supplemented. Stockholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer. Stockholders of P.A.M. Transportation may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that P.A.M. Transportation is filing with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from Georgeson Inc., the information agent for the tender offer, toll free at (866) 482-4943. Stockholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer. Stockholders and investors who have questions or need assistance may call Georgeson Inc., the information agent for the tender offer, toll free at (866) 482-4943.

Note Regarding Forward-Looking Statements

Certain information included in this document contains or may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may relate to expected future financial and operating results or events, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, excess capacity in the trucking industry; surplus inventories; recessionary economic cycles and downturns in customers' business cycles; increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, tolls, license and registration fees; the resale value of the Company's used equipment and the price of new equipment; increases in compensation for and difficulty in attracting and retaining qualified drivers and owner-operators; increases in insurance premiums and deductible amounts relating to accident, cargo, workers' compensation, health, and other claims; unanticipated increases in the number or amount of claims for which the Company is self insured; inability of the Company to continue to secure acceptable financing arrangements; seasonal factors such as harsh weather conditions that increase operating costs; competition from trucking, rail, and intermodal competitors including reductions in rates resulting from competitive bidding; the ability to identify acceptable acquisition candidates, consummate acquisitions, and integrate acquired operations; a significant reduction in or termination of the Company's trucking service by a key customer; and other factors, including risk factors, included from time to time in filings made by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed above and in company filings might not transpire.

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